                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.  4  )*
                                         ----


                              DORSEY TRAILERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   25840-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 pages

CUSIP NO.  25840-10-6                      13G             PAGE  2  OF  4  PAGES
           ----------                                           ---    ---


 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MARILYN R. MARKS

--------------------------------------------------------------------------------

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)   [  ]
                                                             (b)   [  ]

--------------------------------------------------------------------------------

 3  SEC USE ONLY

--------------------------------------------------------------------------------

 4  CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------

                             5  SOLE VOTING POWER
    NUMBER OF
      SHARES                    1,652,066
   BENEFICIALLY              ---------------------------------------------------
     OWNED BY                6  SHARED VOTING POWER
       EACH                  ---------------------------------------------------
    REPORTING                7  SOLE DISPOSITIVE POWER
   PERSON WITH
                                1,652,066
                             ---------------------------------------------------
                             8  SHARED DISPOSITIVE POWER
                             ---------------------------------------------------

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------

    1,652,066 *

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    32.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------


                               Page 2 of 4 pages

ITEM 1.

    (a)  Name of Issuer:   DORSEY TRAILERS, INC.

    (b)  Address of Issuer's Principal Executive Offices:
         2727 PACES FERRY RD., ONE PACES WEST SUITE 1700, ATLANTA, GA. 30339

ITEM 2.

    (a)  Name of Person Filing:     MARILYN R. MARKS

    (b)  Address of Principal Business Office or, if none, Residence:
         2727 PACES FERRY RD., ONE PACES WEST SUITE 1700, ATLANTA, GA. 30339

    (c)  Citizenship: UNITED STATES

    (d)  Title of Class of Securities:      COMMON STOCK

    (e)  CUSIP Number:     25840-10-6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

    (a) [ ] Broker or Dealer registered under Section 15 of the ACT

    (b) [ ] Bank as defined in section 3(a)(6) of the Act

    (c) [ ] Insurance Company as defined in section 3(a)(19) of the ACT

    (d) [ ] Investment Company registered under section 8 of the Investment Company ACT

    (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

    (g) [ ] Parent Holding Company, in accordance with ss. 240.13d-1(b)(ii)(G) (Note: See Item 7)

    (h) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

    (a)  Amount Beneficially Owned:         1,652,066

    (b)  Percent of Class:                  32.9%

    (c)  Number of shares as to which such person has:
           (i)  sole power to vote or to direct the vote      1,652,066
          (ii)  shared power to vote or to direct the vote
         (iii)  sole power to dispose or to direct the disposition of: 1,652,066
          (iv)  shared power to dispose or to direct the disposition of

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Response:         NOT APPLICABLE


                               Page 3 of 4 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Response:         NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Response:         NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Response:         NOT APPLICABLE

ITEM 10. CERTIFICATION

Response:         NOT APPLICABLE





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       2/09/99
                                                         Date

                                                /s/ MARILYN R. MARKS
                                                --------------------
                                                      Signature

                                          MARILYN R. MARKS, CHAIRMAN & CEO
                                                      Name/Title
* Item 4. Ownership

Ms. Marks is the sole shareholder of 1,652,066 shares of Common Stock of Dorsey Trailers, Inc. Of these shares, 265,485 are subject to Stock Options issued by Ms. Marks. In addition, Ms. Marks has sole voting and dispositive power over 95,833 shares of Common Stock held by the Marilyn R. Marks Foundation. Ms. Marks disclaims beneficial ownership of the 95,833 shares of Common Stock.

                                Page 4 of 4 pages